BAYMONT CORPORATION

200-4170 Still Creek Drive

Burnaby, British Columbia, Canada V5C 6C6

______________________________

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

________________________________

No action is required by the shareholders of the Company in connection with the appointment of the Director Designee to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

The information contained in this Information Statement concerning the Director Designee has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 200-4170 Still Creek Drive, Burnaby, B.C., Canada V5C 6C6.

GENERAL

On February 5, 2004 Alfredo De Lucrezia, the Company's sole officer and director, appointed Donald Neal and Gregory Crowe to the Board and resigned as the Company's sole officer. Mr. Neal was duly appointed as the Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Neal's appointment to the Board became effective on February 5, 2004, and Mr. Crowe will become a member of the Board ten days after the mailing of this Information Statement. On such date, Mr. Lucrezia will have resigned as a director of the Company.

In connection with such appointment, Mr. Lucrezia sold all his shares of Common Stock to Messrs. Neal and Crowe. See "Security Ownership of Certain Beneficial Owners and Management".

As of February 10, 2004, there were 8,985,713 shares of Common Stock issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN THE DIRECTOR DESIGNEE

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officer of the Company (other than the Director Designee) as of February 10, 2004.

                  Name                            Age                                  Positions and Offices

                 Donald Neal                  53                                    Chief Executive Officer, Chief

                                                                                                 Financial Officer, Treasurer, and

                                                                                                 Secretary and Director

                Alfredo De Lucrezia     37                                    Director

Mr. Donald Neal became the Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary and a Director of the Company as of February 5, 2004. Mr. Neal is a Professional Engineer and has over 30 years experience working in the pulp and paper industry. Mr. Neal works as a project leader in boiler plant design and rehabilitation projects through engineering, contractor negotiations, construction supervision, and start-up phases. He has broad experience in the design, manufacture, erection, and start-up of boilers in pulp mills, utilities, refineries, and petro-chemical plants in Canada, U.S.A., Europe, and Asia. From August 2000 to present, Mr. Neal has worked as an independent boiler consultant for Mocait's Development Corp. which is a privately held corporation. Prior to his present position, Mr. Neal worked as an Engineering Manager for Utility and Recovery Engineering Ltd. Mr. Neal holds an Applied Science Degree (Mech.).

Mr. Alfredo De Lucrezia was the president, secretary, treasurer and sole member of our board of directors from December 21, 2001 until February 5, 2004. Since 1988, Mr. De Lucrezia has been the President and Co-Owner and in May 1999 became the sole owner of Tony's Painting and Decorating, a private company, which has been in operation since 1978. Mr. De Lucrezia is also the Co-Owner of Gala Events, a private company, which has been in operation since 1995. Mr. De Lucrezia does the accounting for and manages both of his private companies. During the period 1995 through 1998, Mr. De Lucrezia provided investor relations services for several public junior resource companies listed on the Vancouver Stock Exchange, including Canasia Industries Corp., Lucky Break Gold Ltd., Golden Temple Mining Corp. and International Croesus Ventures Corp. Mr. De Lucrezia is also a Director of Trivello Ventures Inc., formerly known as Solaia Ventures Inc., a public company listed on the Canadian Venture Exchange. Mr. De Lucrezia has approximately five years experience as a director and/or officer of other mineral resource companies. Those companies were: Solaia Ventures, International Croesus Ventures, Orex Ventures, Universal Explorations, Tryx Ventures. Mr. De Lucrezia responsibilities with these resource companies included finding properties for acquisition, negotiating property agreements, general corporate bookkeeping and administration, plus liason with professionals. During the period January 14, 1999 through March 30, 2003, Mr. De Lucrezia was president and Chief Executive Officer of Universal Exploration Corporation, a public company listed on the Canadian Venture Exchange. Mr. De Lucrezia has a Business Administration Diploma from Capilano College, of Vancouver, British Columbia. Mr. De Lucrezia speaks English, Spanish and Italian.

Mr. De Lucrezia has also served as a director and officer of the following companies:

1. Mr. De Lucrezia was a director and president of Aquistar Ventures (USA)

 Inc., a public company on the Over-The-Counter Bulletin Board from

September 10, 1999 to February 14, 2001. In this position, Mr. De Lucrezia provided management services including finding properties for acquisition,

negotiating property agreements, general corporate bookkeeping and administration, plus liason with professionals.

2. Mr. De Lucrezia has been a director and the president of Tasker Capital

Corp., a public company on the Over-The-Counter Bulletin Board, from

September 15, 1999 to February 8, 2002. In this position, Mr. De Lucrezia provided management services including finding properties for acquisition,

negotiating property agreements, general corporate bookkeeping and administration, plus liason with professionals.

THE DIRECTOR DESIGNEE

The name and certain other information about the Director Designee, who will become a director of the Company ten days after the mailing of this Information Statement, is set forth below.

Gregory Crowe, age 49, is a registered Professional Geologist in the Canadian provinces of Alberta and British Columbia. Mr. Crowe has over 20 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. Currently, Mr. Crowe is the President, CEO, and Director of Entree Gold Inc. which is a Canadian junior gold mining company. Over the past five years prior to his appointment to his current position, Mr. Crowe provided consulting services to a number of mining companies in several countries. Mr. Crowe also holds a Master of Science (Geo.).

All statements contained in this Information Statement with respect to the directors of the Company shall include the Director Designee unless indicated otherwise.

 The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal.

To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction,

permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action),

the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and
the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange
Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the
Company. The Company believes that during the previous fiscal year, Mr. Alfredo De
Lucrezia, the sole officer and director during such time, complied with such requirements.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the last fiscal year, the Board had no meetings and took no actions.

The Company does not currently have a standing audit committee, nominating committee or compensation committee of the Board, or any committees performing similar functions. Until
February 5, 2004, the Company only had one member on the Board and therefore it was not appropriate to have any committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

The following table presents certain specific information regarding the compensation of
Mr. Lucrezia, the sole officer of the Company during the last three fiscal years.

SUMMARY COMPENSATION TABLE

Annual Compensation
Long-Term Compensation

Name and Principal Position
FiscalYear
Salary ($)
Bonus ($)
Securities Underlying Stock Options (#)
All other Compensation

    Alfredo De Lucrezia, President, Chief Executive Officer,
Chief Financial Officer and Secretary
    2003 2002
2001
-0-
-0-
-0-
-0-

The Company does not have any employment or any similar agreements with its officers.

The Company has no outstanding options, warrants or any other derivative securities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of February 10, 2004, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the
Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii)
each officer and director of the Company; and (iii) all officers and directors as a group.
Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the
Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 8,985,713 shares of
Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock.

     Officers, Directors,
5% Shareholder

No. of Shares

Beneficial Ownership %

    Donald Neal 6231 Gibbons Drive, Richmond, B.C., Canada,
V7C 2C9

     3,000,000

(1)

33.39%

      Gregory Crowe
1679 Eaglecliff Road, Bowen Island, B.C., Canada, V0N 1G0

     3,000,000

(1)

     33.39%

    All directors and executive officers as a group (2
persons)

6,000,000

66.77%

__________

(1) Each of Donald Neal and Gregory Crowe received 3,000,000 shares from Alfredo De
Lucrezia, the Company's former officer and director.

CHANGE IN CONTROL

Alfredo De Lucrezia had legal and beneficial ownership of 6,000,000 shares of Common
Stock, or 66.77% of the issued and outstanding share capital of the Company. Pursuant to the Purchase and Sale Agreement dated as of February 10, 2004, among Gregory Crowe, Donald
Neal and Alfredo De Lucrezia, Mr. Alfredo sold 3,000,000 shares to each of Messrs. Crowe and Neal. The per share purchase price was $0.035 per share, or an aggregate of $105,000 paid by each of Messrs. Crowe and Neal. Currently there is no agreement or arrangement between Mr. Crowe and Mr. Neal with respect to the 6,000,000 shares held by said persons.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Alfredo De Lucrezia acquired 6,000,000 shares of Common Stock at an aggregate purchase price of $6,000 on December 21, 2001.

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

any of our directors or officers, including the Director Designee;

any person proposed as a nominee for election as a director;

any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
        or

any relative or spouse of any of the foregoing persons who has the same house as such person.